SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                  FORM N-18F-1



                 Notification of Election Pursuant to Rule 18f-1

                    Under the Investment Company Act of 1940



                       BBH COMMON SETTLEMENT II FUND, INC.

                           (Exact Name of Registrant)


                            NOTIFICATION OF ELECTION



     The undersigned registered open-end investment company hereby notifies the Securities and Exchange Commission that it elects to commit itself to pay in cash all redemptions by a shareholder of record as provided by Rule 18f-1 under the Investment Company Act of 1940. It is understood that this election is irrevocable while such Rule is in effect unless the Commission by order upon application permits the withdrawal of this Notification of Election.

                                    SIGNATURE

     Pursuant to the requirements of Rule 18f-1 under the Investment Company Act of 1940, the Registrant has caused this Notification of Election to be duly executed on its behalf in the City of Pittsburgh and the Commonwealth of Pennsylvania on the 9th day of November, 2004.



BBH Common Settlement II Fund, Inc.

(Name of Registrant)



By:

      /s/ Gail C. Jones
      Gail C. Jones
      Secretary to the BBH Family of Funds